American Skandia Trust

The Prudential Series Fund
Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

February 15, 2008

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          Definitive Information Statement on Schedule 14C

To the Securities and Exchange Commission:

We filed through EDGAR on January 18, 2008 on behalf of American Skandia Trust (“AST”)  The Prudential Series Fund (“PSF”), pursuant to Rule 14c-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the preliminary Schedule 14C Information Statement  in connection with approval by Board of AST and PSF, at a meeting held November 14-15, 2007, of new subadvisory agreements between Marsico Capital Management LLC (“Marsico”) and Prudential Investments LLC (“PI”) and also – for AST – AST Investment Services, Inc. (“ASTI”), as a result of a change of control of Marsico.

AST and PSF, on behalf of their respective portfolios subadvised by Marsico (collectively, the “Funds”) are furnishing an information statement to their shareholders in lieu of a proxy statement in reliance on an exemptive order (the “Order”) issued by the Securities and Exchange Commissionto Prudential Mutual Fund Management, Inc., PI’s predecessor (Rel. No. IC-22215)  that authorized PI’s predecessor to enter into new subadvisory agreements with firms not affiliated with PI for portfolios advised by PI  subject to the conditions of the Order.

This letter is intended to respond to telephone comments given by Ms. Sally Samuel of the SEC staff  (the “Staff”) to Ms. Katherine Feld and Ms. Liliana Santos of PI on January 28, 2008.  The Staff’s comments and the Funds’ responses are set forth below.   The Funds’ responses are reflected in the definitive Schedule 14C Information Statement filed herewith.

1.                                       Comment:                                           PI and ASTI are Co-Managers for AST, whereas PI, only, is the Manager of PSF.   Use the term Co-Managers consistently throughout the document to reference PI and AST.

Response:             Disclosure has been revised, as requested.

2.                                       Comment:                                           Add information responsive to item 22(c)(2) of Regulation 14A regarding the principal executive officers and directors or general partners of Marsico.

Response:             Exhibit F sets forth information responsive to item 22(c)(2) regarding the principal executive officers of Marsico. As a limited liability company, Marsico does not have a board of directors.

3.                                       Comment:                                           Add information responsive to item 22(c)(3) and (4) of Regulation 14A that discloses the ownership of Marsico.

Response:             Information responsive to item 22(c)(3) and (4) regarding the ownership of Marsico has been added at the end of the second paragraph under the caption, “New Subadvisory Agreements,” as follows:

Marsico is located at 1200 17th Street, Suite 1600, Denver, CO 80202.   Marsico Management Equity, LLC (“MME”), a Delaware limited liability company owned by employees of Marsico, controls Marsico through MME’s subsidiaries.

4.                                       Comment:                                           Add disclosure to indicate the date on which Marsico entered into sub-advisory agreements with PI, and as applicable, ASTI.

Response:             Disclosure has been added, as requested, under the caption “New Subadvisory Agreements-Board Consideration of Subadvisory Agreement-Performance of Marsico”.

5.                                       Comment:                                           Under “New Subadvisory Agreements – Terms of the Subadvisory Agreements,” the description of the Subadvisory Agreements is to be sufficient as a stand-alone description, rather than qualified by reference to the Subadvisory Agreements attached as Exhibits A – E.

Response:             Disclosure has been revised, as requested.

6.                                       Comment:                                           In the fee table under “New Subadvisory Agreements – Terms of the Subadvisory Agreements,” replace cross-references to terms defined in the Subadvisory Agreement with the text of the defined terms, and add a column for fees paid for most recent fiscal year.

Response:             Disclosure has been revised, as requested.

7.                                       Comment:                                           Under “Management of the Trust – Terms of the AST Management Agreement” and “Management of the Trust – Terms of the PSF Management Agreement,” indicate the frequency in which the management fee is paid.

Response:             A notation has been to both fee tables that the management fee is paid monthly.

8.                                       Comment:                                           Under “Management of the Trust – Information about PI and ASTI,” revise the disclosure to including information, per item 22 (c)(10) of Regulation 14A, regarding other investment companies managed by the “investment adviser” with a similar investment objective.

Response:             In this Information Statement, the “investment adviser” is Marsico because the new agreements are with Marsico, and information responsive to Item 22 (c)(10) is set forth in Exhibit F regarding Marsico.   If the Funds had entered into new agreements with PI/ASTI, information responsive to Item 22 (c)(10)  would have been included regarding PI/ASTI.

9.                                       Comment:                                           Under “Management of the Trust – Directors and Officers of PI and ASTI,” revise the first sentence to reference “principal occupations,” rather than “business and other connections,” of the directors and principal executive officers per item 22 (c)(2) of Regulation 14A.

Response:             Disclosure has been revised, as requested.

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Commission staff comments or changes to disclosure in the Registration Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I may be reached at (973) 367-1495 with any questions.

Sincerely,

/s/ Katherine P. Feld
Katherine P. Feld
Vice President & Corporate Counsel

cc:	Jonathan D. Shain